SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of APRIL , 2004.
                                          -----   ----

                              IMA EXPLORATION INC.
                   -------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------           ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes               No      X
                                 ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------
                                           (Registrant)

Date   April 07, 2004                      By  /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           (Signature)
                                           Joseph Grosso,
                                           President & CEO

                                 BC FORM 53-901F

                                    (FORM 27)

                                 SECURITIES ACT


                             MATERIAL CHANGE REPORT

              SECTION 85(1) OF THE SECURITIES ACT, BRITISH COLUMBIA
                          (THE "BRITISH COLUMBIA ACT")
        SECTION 118(1) OF THE SECURITIES ACT, ALBERTA (THE "ALBERTA ACT")
        SECTION 75(2) OF THE SECURITIES ACT, ONTARIO (THE "ONTARIO ACT")


1.       REPORTING ISSUER

         The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         April 7, 2004

3.       PRESS RELEASE

         A press release dated April 7, 2004 was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         IMA Exploration Inc.'s counsel has filed a "Statement of Defence" in the Supreme Court of British Columbia regarding the allegations made by Aquiline Resources on March 5, 2004.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         IMA Exploration Inc.'s counsel has filed a "Statement of Defence" in the Supreme Court of British Columbia regarding the allegations made by Aquiline Resources on March 5, 2004. A full copy of the "Statement of Defence" is attached hereto.

6. RELIANCE ON SECTION 85(2) OF THE BRITISH COLUMBIA ACT, SECTION 118(2) OF THE ALBERTA ACT AND SECTION 75(3) OF THE ONTARIO ACT

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       SENIOR OFFICER

         The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

         Joseph Grosso
         President & CEO
         Phone:  (604) 687-1828

9.       STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 7th day of April, 2004.




                                                  /s/ Joseph Grosso
                                                  ------------------------------
                                                  Joseph Grosso, President & CEO

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------


                          NEWS RELEASE - APRIL 7, 2004


                           STATEMENT OF DEFENCE FILED

IMA EXPLORATION INC.'s counsel has filed a "Statement of Defence" in the Supreme Court of British Columbia regarding the allegations made by Aquiline Resources on March 5, 2004. A copy the Statement of Defence will be filed on SEDAR (www.sedar.com).

The Company views the allegations to be without merit and will take all appropriate steps to protect its interests.




ON BEHALF OF THE BOARD

/s/Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2004 NUMBER 14

                                                                     No. S041353
                                                              Vancouver Registry
[SEAL GRAPHIC]
VANCOUVER
APRIL 7 2004 C
REGISTRY


                    IN THE SUPREME COURT OF BRITISH COLUMBIA


BETWEEN:

                          MINERA AQUILINE ARGENTINA SA
                                                                       PLAINTIFF

AND:
                              IMA EXPLORATION INC.
                                                                       DEFENDANT



                              STATEMENT OF DEFENCE



1. The Defendant, IMA Exploration Inc. ("IMA"), denies each and every allegation contained in the Statement of Claim unless expressly admitted in this Statement of Defence.

2.       IMA admits paragraphs 1 - 3 of the Statement of Claim.

THE CALCATREU PROJECT

3. In reply to paragraph 5 of the Statement of Claim, IMA denies that the Plaintiff, Minera Aquiline Argentina SA ("Minera"), was at any material time the owner of staked mineral claims in the Rio Negro and Chubut Provinces of Argentina known as the "Calcatreu Project" or confidential information relating to any claims in that area.

4. In reply to paragraph 6 of the Statement of Claim, IMA denies that Minera was at any material time the owner of "other confidential information" related to alleged "unstaked claims" in the area of the Rio Negro and the Chubut Provinces (defined as the "Regional Exploration Data" in the Statement of Claim).

5. In further reply to paragraph 6 and the Statement of Claim generally, at no material time was Minera the owner of the alleged "Regional Exploration Data" on which its claim is founded. In the result, Minera has no standing or right to commence or maintain this action against IMA.

6. In reply to paragraph 7 of the Statement of Claim, Minera has been owned by Normandy Mining Limited ("Normandy") and Newmont Mining Corporation ("Newmont") at various times material to this action.

MINERA'S PRACTICE IN RESPECT OF CONFIDENTIAL INFORMATION

7. In reply to paragraphs 8 - 11 of the Statement of Claim, at all material times, it was Newmont's and Minera's practice to:

         (a)      utilize  a  written   confidentiality   agreement  where  they
                  intended to provide confidential information to others;

         (b) delineate the area of interest over which the confidentiality and use restrictions contained therein applied; and

         (c) give all parties to whom Newmont and Minera disclosed confidential information express notice that the information being disclosed was, in fact, confidential and subject to restrictions on its use and dissemination.

8. In reply to paragraph 10 of the Statement of Claim, the confidentiality agreement used in connection with the Calcatreu Project speaks for itself.

9. In reply to paragraph 14 of the Statement of Claim, IMA admits that it executed a confidentiality agreement dated September 6, 2002 (the "Confidentiality Agreement") between itself and Newmont, which signed on behalf of LaSource Development and Minera Normandy Argentina SA. Thereafter, IMA was provided with certain information labelled confidential that related to the Calcatreu Project. IMA has no direct knowledge as to whether or not Aquiline Resources Inc. ("Aquiline") executed the same form of confidentiality agreement or whether IMA received the same information as Aquiline.

10. In reply to paragraph 15 of the Statement of Claim, on or about September 19 - 23, 2002, Dr. Paul Lhotka visited Newmont's main field office in Ingeniero Jacobacci, Rio Negro, together with two contract geologists assisting IMA, to view the Calcatreu site and review information relating to Calcatreu. They met with and were supervised by Carlos Cuburu, Newmont's Calcatreu Project senior geologist and authorized representative.

THE BLEG DATA

11. In reply generally to paragraphs 16 - 22 of the Statement of Claim, IMA denies that it sought or received any "Regional Exploration Data" as referred to in the Statement of Claim in the manner or on the terms alleged therein. As detailed further in paragraph 20 herein, on or about November 2, 2002, Mr. Cuburu provided IMA, on a non-confidential basis, with silver and lead data derived from bulk leach extractable gold sampling methods (the "silver/lead BLEG data").

12.      The  silver/lead  BLEG data  related to regions  outside the  Calcatreu
Project   boundaries   which   Normandy,   Newmont  and  Minera  had  previously
investigated and determined to be of no interest.

13. In reply to paragraph 16 of the Statement of Claim, IMA denies that Mr. Grosso made any representation to Minera that IMA wanted to review all of the "Regional Exploration Data" in order to evaluate a potential bid for the Calcatreu Project, as alleged or at all.

14. In reply to paragraph 17 of the Statement of Claim, if Minera owned the silver/lead BLEG data at any material time, which is denied, IMA denies that Minera at any material time maintained any of the silver/lead BLEG data relating to lands outside the Calcatreu Project in confidence or treated it as proprietary. In fact, at no material time did Minera, Normandy or Newmont take any precautions to establish the alleged confidentiality of the data or to notify those who had copies of the data that its use and dissemination were restricted.

15. Alternatively, if Minera owned the silver/lead BLEG data at any material time, which is denied, IMA denies that it was aware or ought to have been aware that Minera maintained the silver/lead BLEG data in confidence or treated it as proprietary or that Minera expected IMA to maintain such alleged confidence in regard to the silver/lead BLEG data.

16. In reply to paragraph 18 of the Statement of Claim, if Minera owned the silver/lead BLEG data at any material time, which is denied, IMA denies that Minera relied upon any alleged representation by Mr. Grosso, or that Minera agreed to provide the silver/lead BLEG data to IMA for the sole purpose of evaluating its potential bid for the Calcatreu Project. At all material times, Minera knew or, alternatively, ought to have known that IMA was engaged in extensive mineral exploration in the region generally and would only accept information pertaining to areas outside the Calcatreu Project boundaries on a non-confidential basis.

17. In reply to paragraph 19 of the Statement of Claim, IMA denies that the silver/lead BLEG data was provided to it in confidence to be used solely for the purpose of evaluating the Calcatreu Project as alleged or at all, or that it owed Minera any duty to maintain any confidence over the silver/lead BLEG data or to use it for the sole purpose of evaluating its potential bid for the Calcatreu Project. At all material times, Minera knew the silver/lead BLEG data would be of no use to IMA in evaluating the Calcatreu Project.

18. In reply to paragraph 20 of the Statement of Claim, IMA denies it agreed to receive the silver/lead BLEG data subject to any term of the Confidentiality Agreement that it had executed as alleged or at all or subject to any prohibition or limit as to IMA's use of the silver/lead BLEG data.

19. In reply to paragraph 21 of the Statement of Claim, it is customary in the mining industry and was, at all material times, Newmont's and Minera's practice to provide confidential information under a written confidentiality agreement and to circumscribe the area over which any confidentiality or use restrictions applied. It is also customary in the mining industry and, at all material times, was Newmont's and Minera's practice that where exploration data is provided without such an agreement or where such information relates to areas outside the specific area of interest, the information is considered not to be confidential and the recipient is free to use such information as it sees fit.

20. In further reply generally to the Statement of Claim and, in particular, paragraphs 15 - 22 thereof, if Minera owned the silver/lead BLEG data at any material time, which is denied, the circumstances under which Minera gave the silver/lead BLEG data to IMA are as follows:

         (a) Normandy and Minera had collected the silver/lead BLEG data intermittently for several years prior to 2002;

         (b) Utilizing the silver/lead BLEG data, in or about January and February of 2002, Normandy, Newmont and Minera expressly noted significant anomalies in the silver/lead BLEG data at and in the immediate vicinity of Navidad, conducted follow-up site investigations at the Navidad area, and concluded that it was a region not worth pursuing;

         (c) After they concluded that the Navidad area was not worth pursuing, Normandy, Newmont and Minera did not treat the silver/lead BLEG data as confidential or expect others to treat it as such;

         (d) At various times material to this action, Normandy, Newmont and Minera, their respective employees, consultants and contractors disclosed and disseminated the silver/lead BLEG data to others without any restrictions as to use or notice of alleged confidentiality;

         (e) On or about October 30 through November 2, 2002, Dr. Lhotka and Mr. Keith Patterson of IMA met with Mr. Cuburu at Newmont's main field office in Ingeniero Jacobacci, Rio Negro, to continue IMA's evaluation of the Calcatreu Project. At that time, Mr. Cuburu knew or ought to have known that IMA was engaged in extensive mineral exploration in the region generally and that IMA's interest in the region was not restricted to the Calcatreu Project;

         (f) Near the conclusion of their visit, Mr. Cuburu copied the silver/lead BLEG data onto a blank computer disk and gave it to Mr. Patterson and Dr. Lhotka. At that time, Mr. Cuburu expressly acknowledged that the silver/lead BLEG data did not pertain to the Calcatreu Project and was not covered by the Confidentiality Agreement;

         (g) At no time did Mr. Cuburu advise Dr. Lhotka or Mr. Patterson that the silver/lead BLEG data was confidential or that IMA could not use it as it saw fit;

         (h) At all material times, Dr. Lhotka and Mr. Patterson believed and understood that the silver/lead BLEG data was not confidential, that Mr. Cuburu had provided the silver/lead BLEG data to them on a non-confidential, unrestricted, basis and that IMA was free to use the silver/lead BLEG data as it saw fit; and

         (i) Mr. Patterson and Dr. Lhotka would not have accepted the silver/lead BLEG data from Mr. Cuburu had they believed or had reason to believe that Normandy, Newmont or Minera considered the information to be confidential or governed by the Confidentiality Agreement.

21.      In the  circumstances,  the  silver/lead  BLEG data given to IMA by Mr.
Cuburu was not confidential, nor was it governed by the terms of the Confidentiality Agreement relating to the Calcatreu Project.

22. Alternatively, the silver/lead BLEG data is expressly excluded from protection under the Confidentiality Agreement. The Confidentiality Agreement defines "Confidential Information" on page 1 as follows:

         "In connection with Reviewer's review of the Project, Newmont may provide to Reviewer certain financial, operating, technical, geological and other information (the "Confidential Information") concerning the Project. Confidential Information in this Agreement will include all communications, whether written, electronically stored or delivered, or oral, of any kind, between the Participants relating to the Project, any observations made by Reviewer during site visits or tours, and any and all information, reports, analyses, studies, compilations, forecasts or other materials prepared by Reviewer relating to the Project which contains or otherwise reflects such information." (Emphasis added)


23. The silver/lead BLEG data does not concern or relate to the Calcatreu Project and is thus excluded from protection.

24. Further, the Confidentiality Agreement excludes certain information from protection in section 4 as follows:

         "Portions of Confidential Information Not Applicable To This Agreement. This Agreement will terminate or become inoperative with respect to any portion of the Confidential Information if:

         (a) such information becomes generally available to the public other than by reason of a violation of the terms of this Agreement by Reviewer or its Representatives;

         (b) such information is generally known through publicly available sources by knowledgeable independent geologists, metallurgists and engineers at the time of the disclosure of such information or later becomes generally known to such persons, in either case other than as a result of disclosure in violation of the terms of this Agreement by Reviewer or its Representatives after the date hereof:

         (c) Reviewer can establish that such information was developed by it independently of any disclosure by Newmont or was available to Reviewer on a non-confidential basis prior to its disclosure by Newmont; or

         (d) such information becomes available to Reviewer on a non- confidential basis from a person other than Newmont who in making it available was not, so far as Reviewer is aware after reasonable inquiry, in violation of a confidentiality obligation owed to Newmont."


25.      The silver/lead BLEG data is excluded from protection because:

         (a) it became generally available to the public other than by reason of a violation of the Confidentiality Agreement by IMA; and

         (b)      it  was  available  to IMA on a  non-confidential  basis  from
                  persons   other   than   Minera   without   violation   of   a
                  confidentiality obligation owed to Minera.

26. Further, the Confidentiality Agreement permits the unrestricted use of the silver/lead BLEG data outside a 2 kilometer zone surrounding the boundaries of the Calcatreu Project in section 8 as follows:

         "Acquisition Restrictions. During the term of this Agreement, neither Reviewer or any of its subsidiaries or affiliates will acquire, directly or indirectly, any mining claims, permits, concessions or other property situated within two (2) kilometers from and parallel to all exterior boundaries of the Project."


IMA'S NAVIDAD PROPERTY

27. In reply to paragraph 24 of the Statement of Claim, given the non-confidential nature of the silver/lead BLEG data, IMA was entitled to consider the data in connection with its extensive ongoing mineral exploration activities in the Chubut Province of Argentina in the vicinity of the Navidad property. IMA's Navidad property lies approximately 40 kilometres from the closest boundary of the Calcatreu Project.

28. In reply to paragraph 26 of the Statement of Claim, IMA issued a news release regarding its Navidad property on February 3, 2003, immediately after it had received confirmation that its Navidad mineral claims had been properly registered and accepted in Argentina.

29. In reply to paragraph 27 of the Statement of Claim, if the silver/lead BLEG data was confidential, which is denied, its use is governed exclusively by the Confidentiality Agreement and IMA's use of the silver/lead BLEG data does not constitute a breach of the Confidentiality Agreement.

30. In the alternative, if IMA's use of the silver/lead BLEG data constitutes a breach of the Confidentiality Agreement, which is denied, such use and any remedies arising are governed by the laws of the State of Colorado, U.S.A., which do not permit or allow for a constructive trust remedy over the Navidad property.

31. In the alternative, if the silver/lead BLEG data is not governed by the Confidentiality Agreement, but is nonetheless confidential in nature, which is denied, IMA's use of the data and any remedies arising are governed by the laws of Argentina, which do not permit or allow for a constructive trust remedy over the Navidad property.

32. In reply to paragraph 31 of the Statement of Claim, section 5 of the Confidentiality Agreement provides, in part, as follows:

         "Termination. Except as provided herein, this Agreement and all obligations hereunder will terminate and be of no further force or effect on the date that is the second anniversary of the date hereof (the "Termination Date")..."

33. At all material times, Normandy, Newmont and Minera considered the silver/lead BLEG data to be of negligible value and that the region the data pertained to, including the Navidad property, was of no value or interest to them. Accordingly, Minera would not have staked the Navidad property within two years from the date of execution of the Confidentiality Agreement, that is, by September 6, 2004. As a result, Minera has suffered no loss or damage as a result of IMA's staking of its Navidad claims.

34. Alternatively, if Minera has suffered any loss or damage, which is denied, Minera has failed to mitigate such loss and damage.

AQUILINE'S CONDUCT

35. At all material times, Minera and its current parent company, Aquiline, knew or ought to have known of the non-confidential nature of the silver/lead BLEG data and the circumstances of its dissemination to IMA and others, all as aforesaid.

36. In or about January 2003, Aquiline entered into an arrangement with Newmont to acquire Newmont's Calcatreu Project with knowledge of the non-confidential nature of the silver/lead BLEG data and the circumstances of its dissemination to IMA and others as aforesaid. At that time, the transaction between Aquiline and Newmont was structured as an asset acquisition and did not contemplate the acquisition of the shares of Minera by Aquiline.

37. On or about February 3, 2003, IMA publicly announced its staking of its Navidad claims.

38. Over the ensuing months IMA publicly announced further positive results relating to its Navidad property.

39. After learning of IMA's staking of its Navidad claims and IMA's positive results as aforesaid, in or about July, 2003 Aquiline restructured the transaction with Newmont, inter alia, to acquire the shares of Minera and thereby gain control of Minera. The transaction with Newmont was altered by Aquiline in an attempt to gain control of Minera and thereafter assert claims through Minera against IMA in regard to IMA's Navidad property in circumstances where Aquiline knew or ought to have known of the non-confidential nature of the silver/lead BLEG data and the circumstances of its dissemination to IMA and others, all as aforesaid.

40. At all material times, Aquiline has caused Minera to assert claims against IMA relating to IMA's Navidad property and commence this action as a pretext to publicly attack IMA's title to its Navidad claims and thereby adversely affect IMA's business activities and reputation and the price of its shares, all in an attempt to extract an unreasonable payment or settlement from IMA.

41. Further, for the same reason, Minera and Aquiline have contacted third parties whom Minera and Aquiline knew or ought to have known were doing business with or investing in IMA, or were considering doing so, and made statements to those third parties about IMA and the Navidad property that were untrue and were intended to dissuade those third parties from doing business with or investing in IMA.

42. Aquiline and Minera's conduct in asserting these claims and commencing and maintaining this action has been highhanded, unreasonable and prejudicial to IMA, justifying an award of special costs in favour of IMA.


         WHEREFORE the Defendant, IMA Exploration Inc., submits that the action against it be dismissed with special costs.



April 7, 2004                         /s/ Davis & Company
-------------                         ------------------------------------------
Dated                                 Davis & Company (Michael P. Carroll, Q.C.)
                                      Solicitors for the Defendant



THIS STATEMENT OF DEFENCE is filed by the firm of Davis & Company, Barristers & Solicitors, (MPC), whose place of business and address for service is 2800 Park Place, 666 Burrard Street, Vancouver BC, V6C 2Z7.


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                                     - 12 -



                                                                     No. S041353
                                                              Vancouver Registry


                          IN THE SUPREME COURT OF BRITISH COLUMBIA


BETWEEN:

                          MINERA AQUILINE ARGENTINA SA
                                                                       PLAINTIFF

AND:
                              IMA EXPLORATION INC.
                                                                       DEFENDANT

--------------------------------------------------------------------------------


                              STATEMENT OF DEFENCE


--------------------------------------------------------------------------------

                                 DAVIS & COMPANY
                             Barristers & Solicitors
                                 2800 Park Place
                               666 Burrard Street
                              Vancouver, BC V6C 2Z7

                             Tel No. (604) 687-9444
                             Fax No. (604) 687-1612

File No. 54532-00001                                                     BXM/adw



VANLIT Library:233406.1

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